Exhibit 99.3

PAIRING AGREEMENT

THIS AGREEMENT made as of December 24, 2024

B E T W E E N:

BROOKFIELD RENEWABLE CORPORATION

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BROOKFIELD RENEWABLE HOLDINGS CORPORATION

- and -

BROOKFIELD RENEWABLE PARTNERS L.P.

RECITALS:

WHEREAS on March 31, 2020, Brookfield Renewable Partners L.P. (“BEP”) distributed class A exchangeable subordinate voting shares (the “Old Class A Shares”) of Brookfield Renewable Holdings Corporation (previously, Brookfield Renewable Corporation) (“BEPC Holdings”) to the holders of non-voting limited partnership units of BEP (each, a “Unit”) pursuant to a special distribution;

AND WHEREAS on December 24, 2024, BEPC Holdings effected a plan of arrangement pursuant to which, amongst other things, (i) public holders of Old Class A Shares received one (1) class A exchangeable subordinate voting share (each, an “Exchangeable Share”) of Brookfield Renewable Corporation (“BEPC”) in exchange for each Old Class A Share held, (ii) all such Old Class A Shares were transferred by BEPC to BEPC Holdings in exchange for an equal number of class A.1 exchangeable subordinate voting shares of BEPC Holdings (each, a “Class A.1 Share”) and such Old Class A Shares were cancelled, and (iii) the Old Class A Shares held by Brookfield Corporation and its subsidiaries (the “Brookfield Group”) were exchanged for an equal number of class A.2 exchangeable non-voting shares of BEPC Holdings (each, a “Class A.2 Share”) and such Old Class A Shares were cancelled;

AND WHEREAS the Exchangeable Shares, Class A.1 Shares and Class A.2 Shares have been structured with the intention of providing an economic return equivalent to a Unit;

AND WHEREAS Class A.1 Shares have terms that are largely identical to those of the Exchangeable Shares, including with respect to exchange mechanics, dividend rights, voting rights and rights on liquidation, and it is intended that BEPC at all times hold such number of Class A.1 Shares equal to the number of Exchangeable Shares that are outstanding in order to support the duties and obligations of BEPC to holders of Exchangeable Shares (the “Pairing Principle”);

AND WHEREAS each Exchangeable Share is exchangeable at the option of the holder at any time, subject to certain restrictions, for one Unit per Exchangeable Share multiplied by a factor initially equal to one (or its cash equivalent based on the closing price of the Units on the New York Stock Exchange as at the date of receipt by BEPC of the applicable notice of exchange), subject to certain adjustments, plus Unpaid Dividends (as defined in the BEPC Articles), if any, with the form of payment to be determined at BEPC’s election (the “Exchangeable Share Exchange Right”);

AND WHEREAS each Class A.1 Share is exchangeable at the option of the holder at any time, subject to certain restrictions, for one Unit per Class A.1 Share multiplied by a factor (the “Conversion Factor”) initially equal to one (or its cash equivalent based on the closing price of the Units on the New York Stock Exchange as at the date of receipt by BEPC Holdings of the applicable notice of exchange), subject to certain adjustments, plus Unpaid Class A.1 Dividends (as defined in the BEPC Holdings Articles), if any, with the form of payment to be determined at BEPC Holdings’ election (the “Class A.1 Exchange Right”);

AND WHEREAS each Class A.2 Share is exchangeable or convertible, as the case may be, at the option of the holder at any time, subject to certain restrictions, (i) for one Exchangeable Share per Class A.2 Share multiplied by the Conversion Factor, subject to certain adjustments, plus Unpaid Class A.2 Dividends (as defined in the BEPC Holdings Articles), if any, with the form of payment to be determined at BEPC Holdings’ election (subject to an ownership cap that limits the exchange by Brookfield Group of Class A.2 Shares such that exchanges by the Brookfield Group may not result in the Brookfield Group owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC), (ii) for one Unit per Class A.2 Share multiplied by the Conversion Factor, subject to certain adjustments, plus Unpaid Class A.2 Dividends, if any, with the form of payment to be determined at BEPC Holdings’ election, or (iii) if such Class A.2 Share is held by a BEP-Affiliated Class A.2 Shareholder (as defined in the BEPC Holdings Articles), into one Class A.1 Share or one class C non-voting share of BEPC Holdings (the “Class A.2 Exchange Right”);

AND WHEREAS the Parties wish to enter into this Agreement to evidence certain arrangements between them in furtherance of the Pairing Principle.

NOW THEREFORE in consideration of one dollar ($1.00) and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties covenant and agree, each with the other, as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, except where the context otherwise requires, the following terms will have the following meanings:

1.1.1 “Agreement” means this Pairing Agreement;

1.1.2 “BEP” has the meaning ascribed thereto in the Recitals;

1.1.3 “BEPC” has the meaning ascribed thereto in the Recitals;

1.1.4 “BEPC Articles” means the articles of BEPC;

1.1.5 “BEPC Holdings” has the meaning ascribed thereto in the Recitals;

1.1.6 “BEPC Holdings Articles” means the articles of BEPC Holdings;

1.1.7 “Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario or British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia;

1.1.8 “Class A.1 Exchange Right” has the meaning ascribed thereto in the Recitals;

1.1.9 “Class A.1 Shares” has the meaning ascribed thereto in the Recitals;

1.1.10 “Class A.2 Exchange Right” has the meaning ascribed thereto in the Recitals;

1.1.11 “Class A.2 Shares” has the meaning ascribed thereto in the Recitals;

1.1.12 “Conversion Factor” has the meaning ascribed thereto in the Recitals;

1.1.13 “Exchangeable Share Exchange Right” has the meaning ascribed thereto in the Recitals;

1.1.14 “Exchangeable Shares” has the meaning ascribed thereto in the Recitals;

1.1.15 “Old Class A Shares” has the meaning ascribed thereto in the Recitals;

1.1.16 “Pairing Principle” has the meaning ascribed thereto in the Recitals;

1.1.17 “Parties” means BEPC, BEPC Holdings and BEP, and “Party” means any one of them; and

1.1.18 “Units” has the meaning ascribed thereto in the Recitals.

1.2	Headings

The inclusion of headings in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3	Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1 words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

1.3.2 the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.3.3 references to any person include such person’s successors and permitted assigns;

1.3.4 except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, all amendments made to such statute, regulation, policy, rule or instrument, and any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.5 any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified; and

1.3.6 in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.4	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the Parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any Party or its directors, officers, employees or agents, to any other Parties or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the Parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.6	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

1.7	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or any argument that such court provides an inconvenient forum.

ARTICLE 2

COVENANTS

2.1	Pairing Principle

The Parties acknowledge and agree to promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as may be reasonably required from time to time for the purpose of giving effect to and maintaining the Pairing Principle, including without limitation:

2.1.1 if and to the extent that BEPC raises funds from time to time by way of the issuance of Exchangeable Shares for cash (including for greater certainty pursuant to a dividend reinvestment plan), BEPC shall, unless otherwise agreed by BEP, utilize such funds to subscribe for an equivalent number of Class A.1 Shares;

2.1.2 if and to the extent that BEPC from time to time repurchases any Exchangeable Shares (whether pursuant to a normal course issuer bid or otherwise), BEPC Holdings shall, unless otherwise agreed by BEP, redeem (or otherwise repurchase from BEPC) an equivalent number of Class A.1 Shares;

2.1.3 BEPC Holdings shall not, unless substantially concurrent with the redemption of Exchangeable Shares by BEPC, and unless otherwise agreed by BEP and BEPC, redeem any Class A.1 Shares held by BEPC;

2.1.4 if and to the extent any holders of Exchangeable Shares from time to time exercise the Exchangeable Share Exchange Right in respect of such Exchangeable Shares, and in connection therewith BEP does not exercise its overriding call right to acquire such Exchangeable Shares, BEPC shall, unless otherwise agreed by BEP, exercise the Class A.1 Exchange Right in respect of an equivalent number of Class A.1 Shares held by BEPC and, immediately after receipt of such Units, deliver the Units received in consideration for such Class A.1 Shares to such tendering holders of Exchangeable Shares in consideration for their respective Exchangeable Shares;

2.1.5 except as contemplated pursuant to Section 2.1.4, BEPC shall not, unless otherwise agreed by BEP, exercise the Class A.1 Exchange Right in respect of any Class A.1 Shares held by BEPC;

2.1.6 if and to the extent that any holders of Class A.2 Shares from time to time exercise the Class A.2 Exchange Right in respect of such Class A.2 Shares and the consideration for such Class A.2 Shares is Exchangeable Shares, BEPC shall, upon receipt of such Class A.2 Shares, and unless otherwise agreed by BEP, exercise the Class A.2 Exchange Right in respect of such Class A.2 Shares (as owned by BEPC) to convert such Class A.2 Shares into Class A.1 Shares; and

2.1.7 if at any time there is a BEP Liquidation Event (as defined in the BEPC Holdings Articles and BEPC Articles) and in connection therewith there is an automatic redemption of the Class A.1 Shares in accordance with the terms of the BEPC Holdings Articles and an automatic redemption of the Exchangeable Shares in accordance with the terms of the BEPC Articles, it is acknowledged and agreed that the automatic redemption of the Class A.1 Shares shall occur immediately prior to the automatic redemption of the Exchangeable Shares and that BEPC shall deliver any Units received in respect of its Class A.1 Shares to holders of Exchangeable Shares.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of BEPC

BEPC represents and warrants to BEPC Holdings that:

3.1.1 it is validly organized and existing under the relevant laws governing its formation and existence;

3.1.2 it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

3.1.3 it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

3.1.4 the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

3.1.5 no authorization, consent or approval, or filing with or notice to any person is required in connection with the execution, delivery or performance by it of this Agreement; and

3.1.6 this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally, and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

3.2	Representations and Warranties of the Parties

Each of the Parties represents and warrants that:

3.2.1 it is validly organized and existing under the relevant laws governing its formation and existence;

3.2.2 it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

3.2.3 it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

3.2.4 the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents;

3.2.5 no authorization, consent or approval, or filing with or notice to any person is required in connection with the execution, delivery or performance by it of this Agreement; and

3.2.6 this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally, and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

ARTICLE 4

TERMINATION

4.1	Term

The obligations of the Parties under this Agreement will begin on the date hereof and will continue in full force and effect until each of the Parties consent to the termination of this Agreement in writing.

ARTICLE 5

GENERAL PROVISIONS

5.1	Assignment

5.1.1 None of the rights or obligations hereunder shall be assignable or transferable by any Party without the prior written consent of the other Parties.

5.1.2 Any purported assignment of this Agreement in violation of this Section 5.1 shall be null and void.

5.2	Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

5.3	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows:

5.3.1	if to BEPC:

Brookfield Renewable Corporation

Brookfield Place, 181 Bay Street

Suite 300,

Toronto, Ontario

M5J 2T3

Attention:	Secretary

5.3.2	if to BEPC Holdings :

Brookfield Renewable Holdings Corporation

Brookfield Place, 181 Bay Street

Suite 300,

Toronto, Ontario

M5J 2T3

Attention:	Secretary

5.3.3	if to BEP:

Brookfield Renewable Partners L.P.

73 Front Street

5th Floor

Hamilton HM12 Bermuda

Attention:	Secretary

or to such other addresses as a Party may from time to time notify the others in accordance with this Section 5.3.

5.4	Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE HOLDINGS CORPORATION

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: President

[Signature Page - Pairing Agreement]